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                             May 16, 2024

       Brian Mitts
       Chief Financial Officer, Executive VP - Finance and Treasurer NexPoint Diversified Real Estate Trust
       300 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: NexPoint
Diversified Real Estate Trust
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-32921

       Dear Brian Mitts:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       Note 8. Equity Method Investments, page 112

   1. We note your presentation of NREF and VineBrook's summarized financial information.
                                                        Please tell us how you
considered Regulation S-X Rule 8-03(b)(3) in your determination to not provide
summarized financial information for any additional individual investee that is significant or
for any combination of investees that is significant. Within your response, please
provide us with your applicable significance tests for individual and/or aggregated investees.
   2. We note your presentation of NREF and VineBrook's summarized financial information.
                                                        Please tell us how you
determined it was appropriate to label such data as unaudited.
 Brian Mitts
NexPoint Diversified Real Estate Trust
May 16, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameBrian Mitts                             Sincerely,
Comapany NameNexPoint Diversified Real Estate Trust
                                                          Division of
Corporation Finance
May 16, 2024 Page 2                                       Office of Real Estate
& Construction
FirstName LastName